# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zhihu Inc., CIK 0001835724
CUSIP: 98955N207
Title of class of securities: Class A ordinary shares, par value US$0.000125 per share
Address of issuer's principal executive offices: 18 Xueqing Road, Haidian District, Beijing, China (F4), 100083
Date of event which requires filing of this statement: 03/12/2025
Filed by CIK 0002061808
Persons authorized to receive notices and communications: Tsang Suk Han, 1/F, 208 Central Des Voeux, No. 308 Des Voeux Road Central, Hong Kong, Hong Kong (K3), 00000, 85227602518

## Reporting persons
- Plus Channel Limited (CIK 0002061808): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC); sole voting power 12,500,709; shared voting power 0; sole dispositive power 12,500,709; shared dispositive power 0; aggregate amount beneficially owned 12,500,709 (5% of the class)
  Comment: Shareholding includes (i) 11,934,909 Class A ordinary shares in the form of 3,978,303 ADSs and (ii) 565,800 Class A ordinary shares held by Plus Channel Limited. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 249,124,676 issued and outstanding Class A ordinary shares of the issuer as of February 28, 2025.
- Kastle Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); source of funds: subject company funds (SC); sole voting power 12,500,709; shared voting power 0; sole dispositive power 12,500,709; shared dispositive power 0; aggregate amount beneficially owned 12,500,709 (5% of the class)
  Comment: Shareholding includes (i) 11,934,909 Class A ordinary shares in the form of 3,978,303 ADSs and (ii) 565,800 Class A ordinary shares held by Plus Channel Limited. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by Plus Channel Limited by a total of 249,124,676 issued and outstanding Class A ordinary shares of the issuer as of February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.000125 per share
Name of issuer: Zhihu Inc.
Address of issuer's principal executive offices: 18 Xueqing Road, Haidian District, Beijing, China (F4), 100083

## Item 2. Identity and Background
Name of person filing:
Plus Channel Limited
Kastle Limited
Residence or business address: 1/F, 308 Central Des Voeux, No. 308 Des Voeux Road Central, Hong Kong
Present principal occupation or employment:
Plus Channel Limited - A holding company for repurchasing the issuer's securities
Kastle Limited - Sole shareholder and director of Plus Channel Limited
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
Plus Channel Limited - British Virgin Islands
Kastle Limited - Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since 2022, the Issuer established certain share repurchase programs, pursuant to which the Issuer authorizes and instructs the filing persons to conduct share repurchases on the New York Stock Exchange and the Stock Exchange of Hong Kong Limited. The funds were provided by the Issuer from its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety. The reporting persons hold the Class A ordinary shares they beneficially owned on trust under the Issuer's share incentive plan adopted in 2022.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The reporting persons in aggregate own 12500709 Class A ordinary shares of the issuer, including (i) 11,934,909 Class A ordinary shares in the form of 3,978,303 ADSs and (ii) 565,800 Class A ordinary shares held by Plus Channel Limited. Plus Channel Limited is wholly-owned by Kastle Limited. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 249,124,676 issued and outstanding Class A ordinary shares of the issuer as of February 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 12500709; see the response to Item 5(a).
Transactions in the class effected during the past sixty days: Plus Channel Limited had been repurchasing the issuer's shares during the past 60 days, with a repurchase of 90,465 Class A ordinary shares in the form of 30,155 ADSs on March 12, 2025 that made the shareholding of the reporting persons cross the five percent threshold.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A ordinary shares beneficially owned by the reporting persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is hereby incorporated by reference in its entirety.

To the best knowledge of the reporting persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons and between any of the reporting persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A - Joint Filing Agreement

## Signatures
- Plus Channel Limited: /s/ TSANG SUK HAN, TSANG SUK HAN, Director of Kastle Limited which is the director of Plus Channel Limited (03/19/2025)
- Kastle Limited: /s/ TSANG SUK HAN, TSANG SUK HAN, Director (03/19/2025)